2135 S. Cherry St. • Suite 200 • Denver, CO. 80222 • 303- 268-3633 • 303-268-3639

April 13, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPtimize, Inc. Registration Statement on Form SB-2 (File No. 333-138062) Filed on October 18, 2006 Request For Withdrawal of Registration Statement

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), IPtimize, Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement filed on form type SB-2 (File No. 333-138062), together with all exhibits thereto (collectively, the “Registration Statement”).

        The Registration Statement covers the resale, from time to time, of common stock of the Company and new shares of common stock issuable upon the exercise of warrants and conversion of debentures and preferred stock. The withdrawal is requested because the Company is reconsidering its financing alternatives and believes it would not be advisable to have a securities registration statement pending at this time.

        The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

        Please fax a copy of the order to the Company’s office to the attention of the undersigned at (303) 268-3639.

Securities and Exchange Commission
Division of Corporation Finance
April 13, 2007

        If you have any questions or comments relating to this request for withdrawal, please contact David J. Babiarz, Esq. or Jessica M. Browne, Esq. at (303) 861-8013.

Very truly yours,

IPtimize Incorporated

By:	/s/ Clinton J. Wilson Clinton J. Wilson, President

cc:   David J. Babiarz, Esq.